Filed by Pennichuck Corporation
              Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

                                       Subject Company: Pennichuck Corporation
                                                  Commission File No.: 0-18552

Press release dated May 13, 2002

[PENNICHUCK CORPORATION LOGO]


                                                     FOR IMMEDIATE RELEASE

May 13, 2002

         PENNICHUCK CORPORATION ANNOUNCES FIRST QUARTER 2002 EARNINGS


Contact: Maurice L. Arel, President and Chief Executive Officer Charles J. Staab, VP, Treasurer and Chief Financial Officer

Phone:            603-882-5191
Fax:              603-882-4125
                  www.pennichuck.com
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         Maurice L. Arel, President and Chief Executive Officer of Pennichuck
Corporation, announced today that net income for the first three months of 2002 was $630,000, or $.26 per share compared to $415,000, or $.18 per share for the same quarter in 2001. Earnings per share for 2001 reflect the 4 for 3 stock split which occurred in December 2001.

          The Company's consolidated revenues for the first quarter of 2002 increased from $4,410,000 in 2001 to $6,865,000 in 2002, principally due to a major land sale in January 2002. Our combined utilities' revenues amounted to $3,952,000 versus $3,613,000 for the prior year, a 9.4% increase. The increase is attributable to an 8.52% temporary rate increase granted to Pennichuck Water Works, Inc. in September 2001. In March 2002, the New Hampshire Public Utilities Commission issued a final order in which it approved new permanent rates providing an overall rate increase relative to rates in effect before the rate case of 14.43%.

         Revenues from real estate activities were $2,578,000 in the first quarter versus $577,000 for the same period last year. The significant increase was due to the sale of the remaining land in Southwood Corporate Park. Revenues from our non-regulated water service business increased to $322,000 from $206,000 for the same period last year.

         The Company recently entered into a definitive agreement with Philadelphia Suburban Corporation ("PSC") to merge in a stock-for-stock transaction which, including the assumption of $27.1 million of debt, has a projected total enterprise value of approximately $106 million based on a price for PSC of between $23 and $25 per share. The merger, which is subject to, among other things, the approval by the shareholders of the Company and the New Hampshire Public Utilities Commission, is expected to close before the end of the year.

         Pennichuck Corporation is a holding company located in Nashua, New Hampshire with diversified businesses involved in regulated water supply and distribution in cities and towns throughout southern and central New Hampshire; non-regulated, water-related services and operations; and real estate management and development.

         Pennichuck Corporation is traded on the Nasdaq NMS exchange under the symbol "PNNW".

         This communication may be deemed to be solicitation material in respect of the proposed acquisition of Pennichuck by PSC, pursuant to an Agreement and Plan of Merger, dated as of April 29, 2002, by and between Pennichuck and PSC. Pennichuck and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger.

         INFORMATION CONCERNING ANY DIRECT OR INDIRECT INTEREST IN THE PROPOSED MERGER OF PENNICHUCK'S DIRECTORS AND EXECUTIVE OFFICERS, INCLUDING THEIR BENEFICIAL OWNERSHIP OF PENNICHUCK COMMON STOCK AND THE TERMS OF CHANGE OF CONTROL OR SIMILAR ARRANGEMENTS WITH CERTAIN OF PENNICHUCK'S EXECUTIVE OFFICERS, MAY BE FOUND IN PENNICHUCK'S PROXY STATEMENT FILED WITH THE SEC UNDER SCHEDULE 14A ON APRIL 2, 2002 AND IN THE PROXY STATEMENT/PROSPECTUS TO BE FILED BY PENNICHUCK AND PSC IN CONNECTION WITH THE TRANSACTION. THE PROXY STATEMENT IS AVAILABLE, AND THE PROXY STATEMENT/PROSPECTUS WHEN FILED WILL BE AVAILABLE, FOR FREE BOTH ON THE SEC'S WEBSITE (HTTP://WWW.SEC.GOV) OR BY CONTACTING THE CORPORATE SECRETARY AT PENNICHUCK AT (603) 882-5191.

         INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

         THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY PHILADELPHIA SUBURBAN AND PENNICHUCK. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (WHEN THEY ARE AVAILABLE) AND OTHER DOCUMENTS FILED BY PHILADELPHIA SUBURBAN AND PENNICHUCK AT THE COMMISSION'S WEBSITE AT www.sec.gov. THE

PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM PHILADELPHIA SUBURBAN OR FROM PENNICHUCK BY DIRECTING SUCH REQUEST TO PHILADELPHIA SUBURBAN CORPORATION, 762 WEST LANCASTER AVENUE, BRYN MAWR, PENNSYLVANIA 19010, ATTN: CORPORATE SECRETARY; OR TO PENNICHUCK CORPORATION, 4 WATER STREET, NASHUA, NH 03060.

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

PENNICHUCK CORPORATION
COMPARATIVE FIRST QUARTER RESULTS


QUARTER ENDED MARCH 31:                2002              2001
                                       ----              ----
Consolidated Revenues               $6,865,000        $4,410,000
Net Income                          $  630,000        $  415,000
Earnings Per Share:
         Basic                      $      .26        $      .18
         Diluted                    $      .26        $      .18


Average Shares Outstanding:
         Basic                       2,389,416         2,373,913
         Diluted                     2,419,709         2,380,648

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